United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Electro Rent Corporation

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

285218103

(CUSIP Number)

Eva M. Kalawski, Esq.

Platinum Equity Advisors, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210

(310) 712-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 285218103	Page 1 of 13 Pages

1	NAMES OF REPORTING PERSONS Elecor Intermediate Holding II Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

13D

CUSIP No. 285218103	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Elecor Intermediate Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

13D

CUSIP No. 285218103	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Elecor Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

13D

CUSIP No. 285218103	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Platinum Equity Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

13D

CUSIP No. 285218103	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Platinum Equity Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

13D

CUSIP No. 285218103	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Platinum Equity Investment Holdings III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

13D

CUSIP No. 285218103	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Platinum Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

13D

CUSIP No. 285218103	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS Tom Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on June 7, 2016 (as amended to date, the “Statement”), relating to the common stock, no par value (the “Common Stock”), of Electro Rent Corporation, a California corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

The total consideration paid for the Common Stock in connection with the Merger was approximately $382 million. The consideration was funded through investment capital available to certain private investment funds controlled by Platinum Equity.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented as follows:

On August 10, 2016, pursuant to the Restated Merger Agreement, Merger Sub was merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent. Pursuant to the terms of the Restated Merger Agreement, each outstanding share of Common Stock of the Issuer issued and outstanding immediately prior to the Effective Time (other than shares held by any person who properly asserts dissenters’ rights under California law), including the shares of Common Stock owned by the Greenbergs, was converted into a right to receive an amount in cash equal to $15.50 per share, and at the Effective Time was cancelled and ceased to exist. As a result, the Greenbergs ceased to own any shares of Common Stock.

Also at the effective time, each share of common stock of Merger Sub was converted into one share of Common Stock of the Issuer. As a result, the reporting persons became the beneficial owners of all of the shares of Common Stock of the Issuer.

Following the consummation of the transactions contemplated by the Restated Merger Agreement, the Issuer’s Common Stock ceased to be listed on the NASDAQ Global Select Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of following the consummation of the transactions contemplated by the Restated Merger Agreement.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Elecor Intermediate Holding II Corporation	100	100%	0	100	0	100
Elecor Intermediate Holding Corporation	100	100%	0	100	0	100
Elecor Holding Corporation	100	100%	0	100	0	100
Platinum Equity Capital Partners III, L.P.	100	100%	0	100	0	100
Platinum Equity Partners III, LLC	100	100%	0	100	0	100
Platinum Equity Investment Holdings III, LLC	100	100%	0	100	0	100
Platinum Equity, LLC	100	100%	0	100	0	100
Tom Gores	100	100%	0	100	0	100

Parent is the record holder of all of the outstanding shares of the Issuer’s Common Stock. Tom Gores, the Chairman and Chief Executive Officer of Platinum Equity, is the ultimate beneficial owner of Platinum Equity. Platinum Equity is the sole member of Platinum Investment, which is the senior managing member of Platinum Partners, which is the general partner of PECP III, which is the majority stockholder of Elecor Holding, which is the sole shareholder of EIHC, which is the sole shareholder of Parent. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Parent.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Except as described in Item 4, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Related Persons, has effected any transaction in the Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2016

ELECOR INTERMEDIATE HOLDING II CORPORATION

By:	/s/ Eva M. Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

ELECOR INTERMEDIATE HOLDING CORPORATION

By:	/s/ Eva M. Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

ELECOR HOLDING CORPORATION

By:	/s/ Eva M. Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

PLATINUM EQUITY CAPITAL PARTNERS III, L.P.

By:	Platinum Equity Partners III, LLC, its general partner
By:	Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Eva M. Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

PLATINUM EQUITY PARTNERS III, LLC

By:	Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Eva M. Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

PLATINUM EQUITY INVESTMENT HOLDINGS III, LLC

By:	/s/ Eva M. Kalawski
Name:	Eva M. Kalawski
Title:	Vice President and Secretary

PLATINUM EQUITY, LLC

By:	/s/ Eva M. Kalawski
Name:	Eva M. Kalawski
Title:	Executive Vice President, General Counsel and Secretary

Tom Gores

/s/ Mary Ann Sigler
Mary Ann Sigler, Attorney-in-Fact for Tom Gores